United States securities and exchange commission logo





                            December 27, 2023

       Songlin Song
       Chief Executive Officer
       Zhengye Biotechnology Holding Limited
       No.1 Lianmeng Road, Jilin Economic & Technical Development Zone Jilin City, Jilin Province, China

                                                        Re: Zhengye
Biotechnology Holding Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted December
14, 2023
                                                            CIK No. 0001975641

       Dear Songlin Song:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cover Page

   1. You state you "have filed with the CSRC the filing documents" and that "except for the
                                                        Supplementary Material
Request issued by the CSRC regarding your planned overseas
                                                        listing on September
26, 2023" you and the operating entity have not received any inquiry regarding your planned
overseas listing from the CSRC or any other PRC governmental authorities. Please
update your disclosure to clarify whether you have provided the
                                                        Supplementary Material
Request or otherwise advise.
 Songlin Song
FirstName LastNameSonglin   Song
Zhengye Biotechnology  Holding Limited
Comapany27,
December  NameZhengye
              2023       Biotechnology Holding Limited
December
Page 2    27, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating expenses, page 65, page 65

2. We acknowledge the information provided in your response to comment 2. Please expand your discussion of operating expenses to describe and quantify the major costs within each expense caption and key factors causing changes in these expenses for each period presented. In particular for research and development expenses, quantify total spending for each research and development project in your collaboration with the Government of
         Jilin Province PRC, as discussed on pages 98-103.
Industry
Analysis of Domestic Top Players' Pet Vaccine Portfolio, page 80

3. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to include a clear description of the trial structure for project Feline
         Rhinotracheitis, Feline Rhino conjunctivitis and Feline Panleukopenia Triple Inactivated
         Vaccine.
R&D, page 94

4. We note your response to our prior comment 5. We also note that the memorandum was signed on April 3, 2018. Please clarify if the termination provisions remained the same and if the duration of the agreement was extended. If so, please include the updated duration or otherwise advise.
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant accounting Policies
Research and development expenses, page F-36

5. We acknowledge the information in your response to prior comment 7. Please expand your disclosure to describe and quantify terms governing your funding commitments to these third parties, including the estimated commitment amount and duration of the funding period, as well as terms governing your access to intellectual property developed under these collaborations. Also, explain the basis for your assertion that "no research project agreement should be accounted in accordance with ASC 730-20," including how these collaborations differ from arrangements described in ASC 730-20-05. Refer us to the technical guidance upon which your relied and revise your disclosure accordingly.
       Please contact Franklin Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.
 Songlin Song
Zhengye Biotechnology Holding Limited
December 27, 2023
Page 3

                                                     Sincerely,
FirstName LastNameSonglin Song
                                                   Division of Corporation
Finance
Comapany NameZhengye Biotechnology Holding Limited
                                                   Office of Life Sciences
December 27, 2023 Page 3
cc:       Ying Li, Esq.
FirstName LastName